Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. N e w s R e l e a s e

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:

Laurie Stanley (1) 925.224.8762 laurie@wiredislandpr.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

CHARTERED APPOINTS PASQUALE PISTORIO TO BOARD OF DIRECTORS

SINGAPORE – May 31, 2005 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: Chartered), one of the world’s top dedicated foundries, today announced that semiconductor industry veteran Pasquale Pistorio, Honorary Chairman of STMicroelectronics (ST), has joined Chartered’s board of directors.

Pistorio brings to Chartered more than 38 years of industry leadership experience. He is known for his business acumen; his contributions to Europe’s microelectronics industry; and his strong advocacy of environmental protection and corporate social responsibility. Among his numerous accolades, Pistorio received the “Lifetime Achievement Award” from Reed Electronics Group in 2003; was named first place in the “Top 25 Movers and Shakers” ranking by Time magazine in 2002, and was voted among the top 50 “Stars of Europe” by Business Week magazine.

Pistorio’s greatest achievement was the integration of SGS Group with Thomson Semiconducteurs in 1987 to form SGS-THOMSON Microelectronics, which was renamed STMicroelectronics in 1998. He served as ST’s president and CEO from 1998 until his retirement in March 2005, during which the company grew to become one of the world’s top semiconductor companies. He holds a degree in electronics from the Polytechnic of Turin, Italy.

“We’re honored to welcome Pistorio, a highly respected and widely accomplished business leader, to the Chartered board,” said James Norling, chairman of Chartered’s board. “His hands-on leadership experience in shaping corporate strategies for growth and his strong industry relationships will be valuable to Chartered as the company steers toward long-term sustainable growth and profitability.”

“Chartered has entered an exciting phase of growth where it is demonstrating continuing good progress executing to its leading-edge strategies and transitioning into 300-millimeter manufacturing,” said Pistorio. “I am pleased to be part of a very progressive global company, which is at the forefront of partnering with the industry to overcome increasingly complex technical and business challenges.”

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About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.